1645 Pine Tree Ln, Suite 2 Sarasota, FL 34236 keystarcorp.com

June 27, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities& Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Blaise Rhodes and Rufus Decker

Re:	KeyStar Corp.
Form 10-K for Fiscal Year Ended June 30, 2023
Form 10-Q for Fiscal Quarter Ended March 31, 2024
File No. 000-56290

Gentlemen:

KeyStar Corp. (the “Company,” “we” or “our”) submits this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in its letter dated June 18, 2024 (the “Staff’s Letter”) relating to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2023 and the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in their entirety in bold, followed by our corresponding responses. The headings and numbered paragraphs correspond to the headings and numbered paragraphs in the Staff’s Letter.

Form 10-K for Fiscal Year Ended June 30, 2023

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

1.	Please revise the title of the gaming loss, net line item, so it is not confusingly similar to the net gaming loss line item. For example, if the gaming loss, net line item actually represents negative gaming revenues, so state. Also, disclose in a footnote the amounts of incentives awarded to users (discussed on page F-13) in each period presented, which were accounted for as a reduction in gaming revenues. Similarly revise your Forms 10-Q as well.

Response: We respectfully acknowledge the Staff’s comment. In future filings, including the Company’s Form 10-K for Fiscal Year Ended June 30, 2024, we will revise the title of the gaming loss, net line item to negative gaming revenues. We will also expand our disclosures to include the amounts of any incentives awarded to users which were accounted for as a reduction in gaming revenues. To date, all negative gaming revenues are solely the net of gaming wagers and payouts. For the periods referenced in this letter, as well as all prior periods, all promotional bonuses awarded to users have been expensed as marketing expense. While we did not have the capabilities to provide incentives to users to date, we may provide such incentives in the future. If we do, we will make sure to expand our disclosures to clearly describe this activity.

We respectfully submit that filing an amended Form 10-K for Fiscal Year Ended June 2023, as well as filing three subsequent Form 10-Q’s for the interim periods of fiscal year ended June 30, 2024 (the “Current Reports”) is not necessary. We do not believe that filing amendments to the Current Reports in order to add the above-described changes will materially alter or impact the disclosures provided in the Current Reports. Please see the attached redlined version of our Consolidated Statements of Operations for the years ended June 30, 2023 and 2022 and related footnotes. The attached reflects the only changes we would make to each of the Current Reports if we were to file amendments, as well as the changes we will make to all future filings.

Note 1 - Overview and Organization & Summary of Significant Accounting Policies

Restatement of Previously Issued Financials, page F-7

2.	An Item 4.02 Form 8-K was required to be filed within four business days of concluding that your previously issued financial statements as of and for the year ended June 30, 2022 should no longer be relied upon. Please file the required Item 4.02 Form 8-K. Refer to General Instruction B.1 and Item 4.02 of Form 8-K.U.S.

Response: We have filed the required Item 4.02 Form 8-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2024

Consolidated Financial Statements

Note 1 - Overview and Organization & Summary of Significant Accounting Policies

Restatement of Previously Issued Financials, page F-8

3.	An Item 4.02 Form 8-K was required to be filed within four business days of concluding that your previously issued financial statements as of and for the three and nine months ended March 31, 2023 should no longer be relied upon. Please file the required Item 4.02 Form 8-K. Refer to General Instruction B.1 and Item 4.02 of Form 8-K.

Response: We have filed the required Item 4.02 Form 8-K.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (704) 975-1273.

Very truly yours,

/s/ James Mackey
James Mackey
Chief Financial Officer
KeyStar Corp.

2

KEYSTAR CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years ended June 30,
	2023	2022 (Restated)

~~Gaming loss, net~~Negative gaming revenue, net	$(36,789)	$-

Cost of gaming revenue	46,820	-

Net gaming loss	(83,609)	-

Operating expenses:
Salaries and wages	5,477,939	264,212
General and administrative	1,880,658	382,550
Depreciation and amortization	104,484	-
Impairment of common control intangible assets	48,533	-
Sales and marketing	276,783	-

Total operating expenses	7,788,397	646,762

Other income (expense):
Other income	869	-
Loss on change in fair value of derivative	(970,760)	-
Loss on extinguishment of debt	-	(74,205)
Interest expense	(31,887)	-
Interest expense – related party	(2,454,712)	(8,843)

Total other income (expense)	(3,456,490)	(83,048)

Net loss from continuing operations, net of income taxes	(11,328,496)	(729,810)

Net income (loss) from discontinued operations, net of income taxes	(9,380)	13,836

Net loss	$(11,337,876)	$(715,974)

Less: deemed dividend from the purchase of Series C preferred stock	(1,006,000)	-
Net loss attributable to common stockholders	(12,343,876)	(715,974)

Net loss per common share - basic and diluted	$(0.32)	$(0.02)

Weighted average number of common shares outstanding - basic and diluted	38,330,589	29,800,000

The accompanying notes are an integral part of these audited financial statements.

Revenue Recognition

The Company records revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires more detailed disclosures to enable readers of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company determines revenue recognition through the following steps:

●	Identify the contract, or contracts, with the customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to performance obligations in the contract; and
●	Recognize revenue when, or as, the Company satisfies performance obligations by transferring the promised good or services.

The Company provides online sportsbook betting services with its technical infrastructure to its direct customers. Sportsbook or sports betting involves a user wagering money on an outcome or series of outcomes occurring. When a user’s wager wins, the Company pays the user a pre-determined amount known as fixed odds. Sportsbook revenue is generated by setting odds such that there is a built-in theoretical margin in each sports wagering opportunity offered to users. Sportsbook revenue is generated from users’ wagers net of payouts made on users’ winning wagers and incentives awarded to users. As of June 30, 2023 and 2022, incentives in the amounts of $0 and $0 were awarded to users. Each wager placed by a user creates a single performance obligation for the Company. The performance obligation is satisfied once the event wagered on has been completed. Any unsettled wagers are recorded as a players balance liability. Net gaming revenue is the aggregate of gaming wins and losses based on results of each event that customers wager bets on.

Results of Operations

Fiscal Year Ended June 30, 2023, Compared to Fiscal Year Ended June 30, 2022

Revenues and Costs of Revenues

Net Gaming Revenues (Loss) for the years ended June 30, 2023, and 2022 were $(36,789) and $-0-, respectively, which included incentives awarded to users of $0 and $0, respectively~~.~~  Costs of revenues for the years ended June 30, 2023, and 2022 were $46,820 and $-0-, respectively. Our gross gaming revenue loss and negative gross margin for the year ended June 30, 2023 compared to June 30, 2022 is as a result of commencing of sports betting on June 8, 2023 compared to no sports betting operations during the year ended June 30, 2022. On September 15, 2022, we entered into an agreement to assign all of the prior business’ (discontinued operations) rights including certain assets and liabilities to TopSight, a company owned by Zixiao Chen, the Company’s former Chief Financial Offer.